

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

<u>Via E-mail</u>
Joseph W. Craft III
President and Chief Executive Officer
Alliance Resource Partners, L.P.
1717 South Boulder Avenue, Suite 400
Tulsa, Oklahoma 74119

> **Re: Alliance Resource Partners, L.P.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 000-26823**

Dear Mr. Craft:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Grant of Plan-Based Awards Table, page 125

1.   We note that several named executive officers have received non-equity incentive compensation in 2010; however, disclosure has not been included in the Grants of Plan Based Awards Table. Please confirm that in future filings you will include disclosure in the Grants of Plan Based Awards Table and provide us with draft disclosure**.**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have questions regarding our comments.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via email): David Oelman
        Vinson & Elkins LLP